Chanson International Holding

June 2, 2021

Via Edgar

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Chanson International Holding
Registration Statement on Form F-1
Filed March 31, 2021
File No. 333-254909

Dear Mr. Ingram:

This letter is in response to the letter dated April 1, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Chanson International Holding (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 1”) is being filed to accompany this letter.

General, page 1

1. Please file your response letter to our comment letter dated February 16, 2021 on Edgar.

In response to the Staff’s comments, we filed our response letter to the Staff’s comment letter dated February 16, 2021 on Edgar on April 1, 2021.

Financial Statements, page F-1

2. Please provide updated audited financial statements and related disclosures as required by Item 8.A.4 of Form 20-F.

In response to the Staff’s comments, we provided updated audited financial statements and related disclosures in the Amended Registration Statement No. 1 as required by Item 8.A.4 of Form 20-F.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Cheng Chen
Name:	Cheng Chen
Title:	Chief Executive Officer and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC